Filed by The Talbots, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject company: BPW Acquisition Corp.
Commission File No. 001-33979
On December 10, 2009, The Talbots, Inc. filed its Quarterly Report of Form 10-Q (the “Report”) for the fiscal quarter ended October 31, 2009. The following disclosure was included in the Report:
         “On December 8, 2009, the Company entered into agreements (collectively, the “BPW Transactions”) which, in the aggregate, and subject to satisfaction of all conditions to and the consummation of such BPW Transactions, will substantially reduce its level of outstanding indebtedness and significantly delever its balance sheet, consisting of three related transactions:
(i)	An Agreement and Plan of Merger between the Company and BPW, pursuant to which a wholly-owned subsidiary of the Company will merge with and into BPW with BPW surviving as a wholly-owned subsidiary of the Company, in exchange for the Company’s issuance of Talbots common stock to BPW stockholders. BPW is a publicly-traded special purpose acquisition company. The floating exchange ratio mechanism under the merger agreement provides that BPW shareholders will receive a range of 0.9000 to 1.3235 Talbots shares for each BPW share, determined by dividing $11.25 by the volume weighted average price per share of Talbots common stock for the 15 trading days ending 5 trading days prior to the BPW stockholder vote on approval of the transaction;
(ii)	The retirement of all Talbots common stock currently held by the Company’s majority stockholder, AEON (U.S.A.), and the repayment of all of the Company’s then outstanding AEON indebtedness and outstanding bank indebtedness. Following completion of the transaction, AEON will hold no Talbots debt or equity (other than one million warrants for Talbots common stock with an exercise price equal to the market price of such common stock at closing of the transactions);
(iii)	A third party loan commitment for up to a new $200.0 million senior secured revolving credit facility, the proceeds of which, subject to satisfaction of all conditions to and the consummation of such credit facility, will be used to fund the transactions and for the Company’s ongoing working capital needs.
         The Company’s transaction with BPW will be effected by means of an Agreement and Plan of Merger, pursuant to which, upon consummation, BPW will merge with, and into, a subsidiary of Talbots. Under the terms of the transaction:
•	Talbots will receive gross cash proceeds sufficient to consummate the transactions contemplated by the Agreement and Plan of Merger.

•	BPW common shares would be exchanged for the equivalent of $11.25 per BPW share in Talbots common stock through a floating exchange ratio of 0.9000 to 1.3235 Talbots shares for each BPW share.

•	BPW public warrants will be exchanged for Talbots common stock, or new Talbots warrants with a 5 year term and a strike price equal to the product of 1.3 times the volume weighted average price per share of Talbots common stock for the 15 trading days ending 5 trading days prior to the BPW stockholder vote, subject to certain proration terms providing that 50% of such BPW public warrants are converted into Talbots warrants and 50% of BPW public warrants are converted into Talbots common stock; depending upon the Talbots common stock volume weighted average price per share during the relevant period, the BPW public warrants would be converted into a maximum of 2.3 million shares of Talbots common stock and 23.2 million Talbots warrants.

         In addition, the Company entered into an agreement with AEON pursuant to which, upon consummation, the Company will repay all AEON outstanding indebtedness and outstanding bank indebtedness guaranteed by AEON, totaling $491.1 million, and retire AEON’s 29.9 million shares of Talbots common stock, for total cash consideration of $491.1 million and one million Talbots warrants granted to AEON with an at market strike price determined at closing.
         BPW will call a special meeting of its stockholders to vote to approve the transaction and to vote to approve an extension of the term of BPW’s existence beyond its existing expiration date of February 26, 2010. If BPW stockholders approve the transaction and the extension, Talbots will commence an exchange offer for the exchange of BPW warrants for Talbots common stock or Talbots warrants as described above. AEON as the Company’s majority stockholder, has approved the issuance of Talbots common stock in the transaction and no further vote of the Company’s stockholders will be required to complete the transaction.
         The transaction is subject to customary closing conditions, including expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In addition, the transaction is conditioned upon, among other conditions, the following:
•	The approval of the transaction by BPW shareholders;

•	Holders of at least 90% of BPW’s public warrant holders agreeing to exchange their warrants for Talbots common stock or Talbots warrants as described above;

•	Consummation of the debt financing described above or alternative financing providing for net proceeds of no less than $200 million.
         The above BPW acquisition, AEON transaction and secured revolving credit facility are related and dependent on, and subject to, satisfaction of all conditions to closing and consummation concurrently of all of these transactions, as to which there can be no assurance. The foregoing is a general summary of the BPW Transactions and is subject in all respect to the terms and conditions of all of the applicable agreements for these transactions, which will be filed by the Company with the SEC on Current Report on Form 8-K.”
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Important Additional Information and Where to Find It
Talbots intends to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Talbots and BPW intend to file with the SEC and mail to their respective security holders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. Talbots intends to file a tender offer statement and other documents, as required, with the SEC in connection with the warrant exchange offer. Investors and security holders are urged to read the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement carefully when they are available because they contain important information. Investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus the tender offer statement and other documents filed with the SEC by Talbots and BPW through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement when they become available from Talbots by requesting them in writing at Investor Relations Department, One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500. The documents filed by BPW may also be obtained by requesting them in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.

Talbots and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein. You can find information regarding these directors and executive officers in Talbots definitive proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2009. This document is available free of charge at the SEC’s web site at www.sec.gov and through Talbots by requesting it in writing at Investor Relations Department, One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500. Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.
BPW and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein. You can find information regarding these directors and executive officers in BPW’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, which was filed with the SEC on March 30, 2009. This document is available free of charge at the SEC’s web site at www.sec.gov and from BPW by requesting it in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310. Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.